

Mail Stop 3561

February 21, 2017

Symeon Palios
Chief Executive Officer
Diana Containerships Inc.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Containerships Inc.**
> **Registration Statement on Form F-3**
> **Filed January 26, 2017**
> **File No. 333-215748**

Dear Mr. Palios:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where You Can Find Additional Information, page 27</u>

<u>Government Filings, page 27</u>

1. Please amend to specifically incorporate by reference the 20-F filed on February 16, 2017. Refer to Item 6 of Form F-3. For additional guidance, please also refer to Compliance and Disclosure Interpretations: Securities Act Forms, Question and Answer 123.05, available on our website, www.sec.gov. Please also file an updated auditor's consent.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Susan Block at (202) 551-3210 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure